Filed by Rock-Tenn Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: Rock-Tenn Company, MeadWestvaco Corporation
Commission File No.: 001-12613

Cautionary Statement Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Rock-Tenn Company (“RockTenn”) and MeadWestvaco Corporation (“MWV”) caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements regarding the anticipated closing date of the transaction, the ability to obtain regulatory and shareholder approvals and satisfy the other conditions to the closing of the transaction, the successful closing of the transaction and the integration of RockTenn and MWV as well as opportunities for operational improvement including but not limited to cost reduction and capital investment, the value of merging the U.S. pension plans of the companies, the strategic opportunity and perceived value to RockTenn’s shareholders and MWV’s stockholders of the transaction, the transaction’s impact on, among other things, the combined company’s prospective business mix, margins, transitional costs and integration to achieve the synergies and the timing of such costs and synergies and earnings. With respect to these statements, RockTenn and MWV have made assumptions regarding, among other things, whether and when the proposed transaction will be approved; whether and when the proposed transaction will close; the results and impacts of the proposed transaction; whether and when the spin-off of MWV’s specialty chemicals business will occur; economic, competitive and market conditions generally; volumes and price levels of purchases by customers; competitive conditions in RockTenn’s and MWV’s businesses and possible adverse actions of their respective customers, competitors and suppliers. Further, RockTenn’s and MWV’s businesses are subject to a number of general risks that would affect any such forward-looking statements including, among others, decreases in demand for their products; increases in energy, raw materials, shipping and capital equipment costs; reduced supply of raw materials; fluctuations in selling prices and volumes; intense competition; the potential loss of certain customers; the scope, costs, timing and impact of any restructuring of our operations and corporate and tax structure; and adverse changes in general market and industry conditions. Such risks and other factors that may impact management’s assumptions are more particularly described in RockTenn’s and MWV’s filings with the Securities and Exchange Commission (“SEC”), including under the caption “Business – Forward-Looking Information” and “Risk Factors” in RockTenn’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014 and “Management’s discussion and analysis of financial condition and results of operations – Forward-looking Statements” and “Risk factors” in MWV’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014. The information contained herein speaks as of the date hereof and neither RockTenn nor MWV have or undertake any obligation to update or revise their forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

The proposed transaction involving MWV and RockTenn will be submitted to the stockholders of MWV and the shareholders of RockTenn for their consideration. In connection with the proposed transaction, RockTenn has caused a newly formed holding company, Rome-Milan Holdings, Inc. to file with the SEC a registration statement on Form S-4, which includes a draft preliminary prospectus with respect to the shares to be issued in the proposed transaction and a preliminary joint proxy statement for the stockholders of MWV and shareholders of RockTenn (the “Joint Proxy Statement”), and which is expected to be declared “effective” by the SEC at a later date (the “Registration Statement”). Once effective, each of MWV and RockTenn will mail the Joint Proxy Statement in definitive form to their respective stockholders or shareholders, as applicable, and may file other documents regarding the proposed transaction with the SEC. The Registration Statement and the Joint Proxy Statement will contain important information about the proposed transaction and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT CAREFULLY AS THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by MWV or RockTenn with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement from RockTenn by going to its investor relations page on its corporate website at http://ir.rocktenn.com and from MWV on its corporate website at www.mwv.com.

Participants in Solicitation

MWV, RockTenn, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about RockTenn’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on December 19, 2014, and information about MWV’s directors and executive officers is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 20, 2015. These documents are available free of charge from the sources indicated above, from RockTenn by going to its investor relations page on its corporate website at http://ir.rocktenn.com and from MWV on its website at www.mwv.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Joint Proxy Statement and other relevant materials RockTenn and MWV intend to file with the SEC.

Non-Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

On April 30, 2015, RockTenn hosted a conference call and live webcast in conjunction with the release of its financial results for the three and six months ended March 31, 2015. Below is a transcript of the presentation. Portions of the presentation unrelated to the Proposed Transactions have been omitted.

Corporate Participants

Steven Voorhees

Chief Executive Officer

Ward Dickson

Executive Vice President and Chief Financial Officer

Other Participants

George Staphos

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Mark Wilde

BMO Capital Markets Corp.

Chip Dillon

Vertical Research Partners, LLC

Debbie Jones

Deutsche Bank Securities Inc.

Anthony Pettinari

Citigroup Global Markets Inc.

Philip Ng

Jefferies LLC

Christopher Manuel

Wells Fargo Securities, LLC

MANAGEMENT DISCUSSION SECTION

Steven Voorhees

Chief Executive Officer

[Information unrelated to the Proposed Transactions has been omitted.]

I will complete our prepared remarks with comments on the status of the merger with MWV and the outlook.

[Information unrelated to the Proposed Transactions has been omitted.]

We will absolutely maintain our focus on strong free cash flow generation after the merger is complete.  We ended the March quarter with leverage of 1.74 times and our balance sheet is in great shape as we get closer to completing our merger with MWV.

Ward Dickson

Executive Vice President and Chief Financial Officer

[Information unrelated to the Proposed Transactions has been omitted.]

We generated $22 million dollars in cost savings and productivity improvements this quarter over the prior year and have good momentum as we enter into our merger with MWV.

[Information unrelated to the Proposed Transactions has been omitted.]

The June quarter should be the last quarter we make any substantial pension contributions into our U.S. plans. Immediately after the merger, we will merge the overfunded MWV plans with the RockTenn plans.

Steven Voorhees

Chief Executive Officer

Merger integration activity is going very well.  We’re on track to complete the merger in June.  Our integration teams are working to ensure we can hit the ground running on day 1 and we achieve and drive to exceed our synergy targets. As we work together, we continue to identify new opportunities.  I plan to give a more detailed summary of our synergy and performance improvement opportunities as well as our road map to achieve them on our July earnings call.

Our new company will have a great business platform, strong cash flows and a solid balance sheet.  Our capital allocation will center around a normalized leverage ratio of 2 and a quarter to 2 and a half times.  On day 1, our leverage ratio should be at approximately 2 times, excluding the benefit of future synergies.   Our leverage ratio is higher than both companies’ current levels because we will be funding approximately $750 million at closing to repurchase the necessary RockTenn shares to reduce RockTenn’s ownership interest of the new company to below 50% and we will also use these funds to pay deal related transaction costs.

With the strength of our balance sheet and underlying cash flows we will have a balanced capital allocation strategy that will allow us to pay an attractive dividend, continue to invest in our business, take advantage of accretive business opportunities, including acquisitions, and return capital to our shareholders through share repurchases.

We have considered the post-merger dividend strategy and while that is a decision for the new board, I have some thoughts I will share with you now.   We have had many conversations with shareholders over the last three months as we always do, we listen.  Our dividend policy should reflect that as a large cap company with strong cash flows we should pay an attractive dividend when compared to large cap indices.  When setting the dividend, we will take into account the impact of the planned spin of Specialty Chemicals on our financial statements and also on our total market capitalization.

I remain confident in the opportunities in front of us. This combination is a terrific opportunity to leverage the best of each company to create significant value for our customers and shareholders.

As we expect to close on the merger this quarter, it is difficult to provide our guidance with respect to the reported results for the new company, the reported results will be a blend of both companies’ results during the quarter.

Question and Answer Section

[Information unrelated to the Proposed Transactions has been omitted.]

George Staphos

Merrill Lynch, Pierce, Fenner & Smith Incorporated

I recognize that July you’ll probably give an update on synergies and other factors in terms of roadmap with MWV. But can you comment at all in terms of your confidence in the synergy targets that you initially pointed to with your colleagues at MWV? Where are you finding the sources of the most confidence if in fact that’s the correct statement? Any thoughts would be appreciated.

Steven Voorhees

Chief Executive Officer

The number we put out was $300 million for the synergies. We’ve done a substantial amount of work. I think we have talked about opportunities. I think we are planning in the paper business there is probably more opportunities that we have inside the mill system. It’s not so substantial that I would change the $300 million. And I think I would point out when we get to July I want to put in context both that $300 million but also in context the other productivity improvements that we have so that you as an analyst can track our overall performance as a company and that’s the intent. The mechanics of doing that now are a little bit premature to provide that level of specificity at this point.

[Information unrelated to the Proposed Transactions has been omitted.]

Mark Wilde

BMO Capital Markets Corp.

Steve, just any updates on kind of thoughts coming out of the combination in terms of the balance sheet you know you’re only about one and three quarters levered right now and similarly, MeadWestvaco is in pretty good shape. So, just any updated thoughts on that?

Steven Voorhees

Chief Executive Officer

Our target leverage ratio will be two and a quarter to two and a half times. I think that’s where we start. RockTenn’s leverage ratio was two, we had an unfunded pension plan so that increment is appropriate. We’re going to come out of the box at two times because of the repurchase of the RockTenn shares and also the funding of our transaction cost. I think from there, we’ll operate with a balanced capital allocation program that I think served us well to where we seek opportunities to grow and if we have good investment opportunities, we invest in our businesses and not to the extent we don’t, we feel very comfortable returning that cash to shareholders with either dividends and or share repurchases.

[Information unrelated to the Proposed Transactions has been omitted.]

Chip Dillon

Vertical Research Partners, LLC

As you think about the merger as it closes the thing that’s really fascinating to a lot of folks is we now finally have pretty much all the paperboard substrates under one roof. And you know as we’ve seen in the corrugated world in the last actually 30 years but really intensively in the last several is the vertical integration with the box system and my perception is when you look at paperboard there is a lot less vertical integration that most of the folding carton work is done by smaller private companies. Do you think that there is an opportunity for you to increase or is it a desire to forward integrate further down into converting over time now that you have sort of the ability to self-supply all these different substrates?

Steven Voorhees

Chief Executive Officer

I think it’s premature to come to that conclusion. I met with about 30 of our sales managers last night and I think they’re going to market. I’ve met with customers and I think our customers and our sales people are very enthusiastic about the prospect to going to market with that. And I think we sell a lot of paper to converters and we value those relationships well. We also sell converted products to our customers and we value those relationships. So I think it’s hard to say that we would look at one or the other as having, at this point a better, just being a better opportunity for us.

[Information unrelated to the Proposed Transactions has been omitted.]

Debbie Jones

Deutsche Bank

I realize there are a lot of moving parts in Merchandising Displays. I’d like to get a sense of what opportunities to improve profitability in this segment do you think you can get back to that call it a 15 million quarterly run rate in 2016 or is that a 2017 event? And how might, can you comment on the mix of new business and how that will compare to your existing business?

[Information unrelated to the Proposed Transactions has been omitted.]

Steven Voorhees

Chief Executive Officer

I don't want to set an expectation of what we would do in fiscal year 2016. I think I commented that we do have a bunch of moving parts. I feel confident that we're going to get the business aligned to where it can be, it can continue to be very profitable and important part of our business. We’re on the front end of the changes in the retail environment and the way the CPGs are responding to it. And so we’re just right now bearing the brunt of that. I think long-term it’s going to be very helpful because we’re going to be in position to understand what’s happening in the retail market and for our consumer packaged goods companies so I think we’re going to be able to have a very strong business that’s going to fit in very well with the packaging solutions business of the merged company.

[Information unrelated to the Proposed Transactions has been omitted.]

Anthony Pettinari

Citigroup Global Markets Inc.

Just following up on Chip’s question on sales synergies with the new portfolio, you know Steve you referenced some excitement in the sales organization and is it possible to say whether the upside in the sales synergies come more from having all three boxboard grades under the same roof or you think there is more opportunities in having the leading containerboard franchise and the leading boxboard franchise under the same roof.

Steven Voorhees

Chief Executive Officer

I think it's the breadth of product offering that we have which would include, what you just talked about and I think the converting as well as the paper and just being able to talk to customers about the broad product offering, I think just ends up creating opportunities. I think one of the things MWV is bringing to the company is a – just a great commercial excellence capability and I think that's something we also have at RockTenn. I think the combined companies we're going to be able to go-to-market and I think talk to customers and provide services that I can't fully describe what's going to happen but I think we've got great people and we've got customer opportunities and I think extraordinary things will end up happening.

[Information unrelated to the Proposed Transactions has been omitted.]

Anthony Pettinari

Citigroup Global Markets Inc.

Prior to the merger you made some realignments in how the paper business and packaging business were organized and there was a goal of gaining some sales synergies on that reorganization, have you seen some of the fruits of that realignment already you know ex what’s going on with MeadWestvaco.

Steven Voorhees

Chief Executive Officer

We have and I think we did organize into packaging solutions and paper solutions we have had very good success in going to many of our customers with the broad product line and the addition of MWV just makes that even better. I think we did put out an announcement on executive leadership and we’ve maintained the packaging / paper solutions framework and I think we have very good momentum on how we go to market and we have a lot of people spending a lot of time on that and I think the enthusiasm I see across the organization is deserved and I think will bear us well as we go forward.

[Information unrelated to the Proposed Transactions has been omitted.]

Philip Ng

Jefferies LLC

Good morning. Just piggybacking off of Mark's question earlier. Assuming the MeadWestvaco deal closes as planned. Is it fair to assume that, you know, another transformative acquisition is probably unlikely for the next year or two? The reason why I ask is given your targeted leverage target and just your free cash flow profile should give you a lot of runway on the buyback front the next few years, I'm just wondering, last year did the discussion with  MeadWestvaco, early last year limit some of that ability early on in the year?

Steven Voorhees

Chief Executive Officer

That's a difficult one to answer. I think one of the great things about the new company is we do have a platform for growth and so we will continue to look at opportunities and I would expect we will have opportunities to go forward but really commenting anymore than that, just I can't. I mean it's, our primary focus now is to merge the companies, get the organization working and get the most out of the existing organization. So that's the job we're focused on now.

[Information unrelated to the Proposed Transactions has been omitted.]

Christopher Manuel

Wells Fargo Securities, LLC

No problem. A follow-up to that I guess or maybe I just maybe ask couple of housekeeping questions, have you settled on a new name for the company and a fiscal year things of that nature?

[Information unrelated to the Proposed Transactions has been omitted.]

Steven Voorhees

Chief Executive Officer

We have not settled on any name, I think with respect to fiscal year, we plan to begin on September 30 fiscal year.

[Information unrelated to the Proposed Transactions has been omitted.]

Mark Wilde

BMO Capital Markets Corp.

Is there any reason for the gap to maintain at that level? I know you guys export a lot right? So that might be a piece of the equation but I think that leaves one of the two peers also exports. So I’m just trying to figure out you know where if this is something fixable or something you can tighten over time.

Steven Voorhees

Chief Executive Officer

With respect to the question on Europe, we do have a licensing arrangement with DS Smith to market some equipment which has worked out really well for us. I think the issue of shelf-ready packaging and the application of call it retail that we see in Europe applicable to the US, that’s there, meaning as an issue. Many of our customers have purchasing organizations in Switzerland. A benefit of the merger for me is that we’ll now have physical operations in Europe and we will have an office in Geneva and we’ll be able to have constructive dialogue with customers to the extent that it does come here or vice versa I think we’re going to be well positioned to take advantage of those opportunities. I think you’ve articulated one of the potential benefits of the merger, is not based on that but the economics are, the potential for improvement is there.

[Information unrelated to the Proposed Transactions has been omitted.]